

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Pascal Touchon
President and Chief Executive Officer
Atara Biotherapeutics, Inc.
2380 Conejo Spectrum Street
Suite 200
Thousand Oaks, CA 91320

      Re: Atara Biotherapeutics, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          Filed February 8, 2023
          File No. 001-36548

Dear Pascal Touchon:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Life Sciences